Exhibit 1
NEWS RELEASE
INTEROIL CORPORATION OBTAINS EXTENSION OF CREDIT FACILITY
May 1, 2008 – InterOil Corporation (IOL:TSX)(IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea today announced they had reached an interim agreement with Merrill Lynch and Pacific LNG to extend to May 12th the maturity date of the existing $130 million Credit Agreement which was to have matured on May 3, 2008. The terms of the existing facility will remain unchanged during this period.
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in PNG LNG Inc., a joint venture with Merrill Lynch Commodities and Pacific LNG established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollar and on the American Stock Exchange under the symbol IOC in US dollars. For more information please see the InterOil website at: www.interoil.com.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600

Cautionary Statements
There can be no assurance that InterOil and its lenders will reach agreement on the terms of any further extension or any other arrangement. This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.
InterOil currently has no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Any information contained herein regarding resources are references to undiscovered resources under NI 51-101, whether stated or not.